

July 5, 2012

Via E-mail
David P. Cosper
Vice Chairman and Chief Financial Officer
Sonic Automotive, Inc.
4401 Colwick Road
Charlotte, North Carolina 28211

> **Re:** **Sonic Automotive, Inc.**
> **Registration Statement on Form S-4**
> **Schedule TO-I**
> **Filed June 25, 2012**
> **File Nos. 333-182307 and 005-51941**

Dear Mr. Cosper:

　　We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. It is unclear how your offer structure complies with the provisions of Rules 13e-4(f)(1)(ii) and 14e-1(b) and with Item 4 of Schedule TO. Please advise.

Prospectus Cover Page

2. Please remove the reference to "Joint Lead Dealer Managers" on the prospectus cover page, as this reference is not required by Item 501 of Regulation S-K, conflicts with plain English principles and is immaterial to an investment decision.

Cautionary Notice Regarding Forward-Looking Statements, page iii

3. Please remove the references to Section 27A of the Securities Act and Section 21E of the Exchange Act, as the safe harbors provided by these sections cannot be relied upon in connection with a tender offer.

Where You Can Find More Information About Sonic, page iv

4. We note that you furnished two Current Reports on Form 8-K on June 25, 2012 – one under Items 2.02 and 9.01 of Form 8-K and one under Item 7.01 of Form 8-K. Please clarify which Form 8-K furnished on June 25, 2012 you intend to incorporate by reference. You may do this by stating the item numbers of such Form 8-K.

5. While we recognize that any documents you files pursuant to Section 13(a), (c), 14 or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule TO-I does not permit forward-incorporation by reference. Please revise or advise.

Conditions of the Exchange Offer, page 28

6. We note the language in the last paragraph in this section that your failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

7. With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Material United States Federal Tax Considerations, page 44

8. Please tell us what you believe are the material tax consequences to the transaction subject to the registration statement. Please file an opinion by legal counsel or an

independent public or certified accountant with respect to any such material tax consequences. See Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin No. 19. If the provider of the opinion believes that there is a lack of authority directly addressing the material tax consequences or there is conflicting authority or significant doubt about the material tax consequences, then such provider may issue an opinion subject to a degree of uncertainty. In such case, please provide the additional disclosure required by Section III.C.4 of Staff Legal Bulletin No. 19.

Schedule TO-I

Item 3. Identity and Background of Filing Person

9. Please revise your disclosure responsive to Items 3, 5, 6, and 7 to include this disclosure in the offer document as delivered to security holders.

Item 10. Financial Statements

10. We note your incorporation by reference of the financial statements required by Item 1010(a) of Regulation M-A. Please revise the registration statement to include the disclosure required by Item 1010(c) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Daniel F. Duchovny for
Mara L. Ransom
Assistant Director

cc: Stephen K. Coss
        Sonic Automotive, Inc.

        Thomas H. O'Donnell
        Dykema Gossett PLLC